FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the "Company")

199 Bay St., Suite 4000

Toronto, ON M5L 1A9

Item 2: Date of Material Change

July 31, 2023.

Item 3: News Release

A news release was issued by the Company via AccessWire on August 2, 2023, and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company announced that it has it has entered into an exclusive intellectual property license agreement dated July 31, 2023 (the "Agreement") with Celly Nutrition Corp. ("Celly Nu") and the Company's wholly-owned subsidiary, Lucid PsycheCeuticals Inc. ("Lucid"), which grants Celly Nu exclusive rights to the recreational applications for the Company's alcohol misuse technology for rapid alcohol detoxification (the "Transaction").

Item 5.1: Full Description of Material Change

Pursuant to the terms of the Agreement, the Company will receive a 7% royalty on revenue from Celly Nu, until total royalties in the amount of $250,000,000 has been paid to the Company, at which point the royalty rate is reduced to 3%. In addition, Celly Nu has issued the Company 100,000,000 common shares in the capital of Celly Nu ("Common Shares") as a licence fee and has issued the Company an anti-dilution warrant (the "Warrant"), entitling the Company to exercise the Warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase their holdings in Celly Nu to 25% for nominal consideration. In connection with the Agreement, the Company and Celly Nu entered into a loan agreement, whereby the Company has agreed to loan Celly Nu $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary.

(a) Description of the transaction and its material terms:

Upon completion of the Transaction, the Company, holds, directly or indirectly, or exercises control or direction over an aggregate of 100,000,000 Common Shares and the Warrant exercisable for the purchase of an indeterminate number of Common Shares, representing approximately 34.66% of the issued and outstanding Common Shares of Celly Nu on a non-diluted basis, and approximately 34.66% of the issued and outstanding Common Shares of Celly Nu on a partially-diluted basis (assuming exercise of the convertible securities of Celly Nu held by the Company).

(b) Purpose and business reasons for the transaction:

The Common Shares and the Warrant were issued to the Company as consideration under the Agreement.

(c) Anticipated effect of the transaction on the Corporation's business and affairs:

Pursuant to the Agreement, Celly Nu was granted the exclusive rights to the recreational applications for the Company's alcohol misuse technology for rapid alcohol detoxification. Celly Nu plans to commercialize the technology granted under the Agreement and the Company will receive a 7% royalty on revenue from Celly Nu, until total royalties in the amount of $250,000,000 has been paid to the Company (at which point the royalty rate is reduced to 3%).

(d) A description of:

i. the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

In connection with the Transaction, the Company received an aggregate of 100,000,000 Common Shares and the Warrant exercisable for the purchase of an indeterminate number of Common Shares as consideration for granting the exclusive rights to the recreational application for alcohol misuse technology to Celly Nu pursuant to the terms of the Agreement.

ii. the anticipated effect of the transaction on the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Prior to the Transaction, the Company did not beneficially own, or exercise control or direction over, any securities of Celly Nu. Upon completion of the Transaction, the Company, holds, directly or indirectly, or exercises control or direction over an aggregate of 100,000,000 Common Shares and the Warrant exercisable for the purchase of an indeterminate number of Common Shares, representing approximately 34.66% of the issued and outstanding Common Shares of Celly Nu on a non-diluted basis, and approximately 34.66% of the issued and outstanding Common Shares of Celly Nu on a partially-diluted basis (assuming exercise of the convertible securities of Celly Nu held by the Company).

(e) Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Company for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Transaction was approved by the directors of the Company through a written consent resolution passed on July 31, 2023. No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

(f) A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the Company that relates to the subject matter of or is otherwise relevant to the transaction:

i. that has been made in the 24 months before the date of the material change report:

Not applicable.

ii. the existence of which is known, after reasonable enquiry, to the Company or to any director or officer of the Company:

Not applicable.

(h) The general nature and material terms of any agreement entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the Agreement, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Transaction. To the Company's knowledge, no related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Transaction.

(i) Disclosure of the formal valuation and minority approval exemptions, if any, on which the Company is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Not applicable.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer, Executive Co-Chairman

T: (416) 854-8884
E: Zsaeed@fsdpharma.com

Item 9: Date of Report

August 4, 2023.